UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2014 RESULTS1;2;3

Santiago, Chile, February 3rd, 2015 – CCU announced today its consolidated financial results for the fourth quarter ended December 31st, 2014:

  Consolidated Volumes increased 1.6% (organically, it decreased 0.5%). The Chile Operating segment contributed with an increase of 0.5% (same figures for organic growth), the Río de la Plata Operating segment showed a 4.9% increase (3.5% decrease for organic growth) and the Wine Operating segment increased 1.5% this quarter (same figures for organic growth).
  Net sales increased 6.1% as a consequence of 4.4% higher average prices coupled with 1.6% higher consolidated Volumes. Organically, Net sales increased 3.4%.
  Gross profit increased 2.1% as a combination of 6.1% higher Net sales partially offset by 11.6% increase in Cost of sales. Organically, Gross profit grew 0.3%.
  Normalized EBITDA decreased 12.4% (organically, it decreased 14.3%), driven by Chile and Río de la Plata Operating segments, partially compensated by the Wine Operating segment.
  Normalized Net income decreased 14.0% this quarter (organically, it decreased 18.0%).
  Net Income decreased 12.3% this quarter (organically, it decreased 13.9%).
  Earnings per share4 decreased 23.3% due to a lower Net income and share dilution.
  Full Year 2014 closed with top line growth. Net sales increased 8.4% to CLP 1,297,966 million, as Volumes increased 4.5% and prices increased 3.8%. Normalized EBITDA decreased 2.1% to CLP 250,155 million, and Normalized Net income decreased 3.7% to CLP 120,755 million. Net Income decreased 2.8% to CLP 119,557 million.
Key figures	Q4'14	Q4'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	6,839	6,728	1.6	(0.5)
Net sales	395,649	372,966	6.1	3.4
Gross profit	219,649	215,191	2.1	0.3
Normalized EBIT	63,069	76,710	(17.8)	(19.5)
Normalized EBITDA	81,931	93,559	(12.4)	(14.3)
Normalized Net income	41,798	48,606	(14.0)	(18.0)
Net income	40,600	46,292	(12.3)	(13.9)
Earnings per share	109.9	143.3	(23.3)	(28.3)
Key figures	YTD'14	YTD'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	22,895	21,916	4.5	2.4
Net sales	1,297,966	1,197,227	8.4	5.9
Gross profit	693,429	660,530	5.0	3.4
Normalized EBIT	181,548	191,255	(5.1)	(5.8)
Normalized EBITDA	250,155	255,502	(2.1)	(3.3)
Normalized Net income	120,755	125,350	(3.7)	(4.6)
Net income	119,557	123,036	(2.8)	(2.8)
Earnings per share	323.6	384.5	(15.8)	(17.4)

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS, except as instructed by the SVS in its Circular Letter N°856 (Oficio Circular N°856), as described on page 6 under Income Taxes.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 8. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

3 All references in this Press Release shall be deemed to refer to Q4’14 figures compared to Q4’13 figures, unless otherwise stated.

4 Considers period weighted average shares according to Capital increase executed on 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 18

PRESS RELEASE

COMMENTS FROM THE CEO

CCU’s fourth quarter 2014 consolidated results were impacted by short term negative effects, as our Normalized EBITDA showed a 12.4% decrease while the Normalized EBITDA margin was 20.7%, 438 bps lower than Q4’13. Normalized EBITDA excludes the effect of CLP 1,627 million as Exceptional item associated with restructuring processes across Operating segments. These results are mainly explained by: currency devaluation of 16% for the Chilean peso and 41% for the Argentine peso against the US dollar; and higher marketing rate as we continued with our strategy for developing strong brands and improving market position. These two effects were partially compensated by 1.6% higher sales Volumes, coupled with 4.4% higher average prices. Volume growth was negatively affected by the economic slowdown scenario and the Chilean tax reform which became effective on October 1st. As previously stated, this Tax reform included an increase in excise taxes for both alcoholic and sugar containing beverages, in which we made prompt price adjustments to some of the affected categories. Furthermore, the described higher exchange rates estimated impact, at an EBITDA level is CLP 8,024 million, while the higher marketing rate estimated impact, at an EBITDA level is CLP 2,840 million. When excluding both combined effects, Normalized EBITDA would have decreased by 0.8%.

All of the above closes a particular year 2014, with 12.6% higher accumulated Cost of sales as currencies devaluated, coupled with 13.1% accumulated MSD&A increase as higher marketing rate was performed and higher inflation affected our expenses. Both effects were partially compensated by 4.5% Volume growth, despite the private consumption slowdown and excise tax increases, coupled with 3.8% higher average prices, as we performed pricing actions. The Normalized EBITDA for 2014 showed a 2.1% decrease and 207 bps margin contraction. At an EBITDA level, the estimated impact of the higher exchange rate is CLP 27,254 million, while the estimated impact of higher marketing rate is CLP 8,324 million. All in, when excluding these two effects, the Normalized EBITDA would have increased by 11.8% for the full year, or 4.4% increase when excluding the CLP 18,882 million at EBITDA level for the compensations received by our Argentine subsidiary CICSA5 in Q2’14. Altogether, Net income was CLP 119,557 million, 2.8% lower than 2013.

Nevertheless, during 2014 we made significant progress to continue building our business long term performance: a) we sustained our organic growth through market share gains across different Operating segments; b) continued executing our non-organic growth strategy as we entered into three new markets: Paraguay, in December 2013, Bolivia and Colombia; and c) planned a series of cost savings and maximizing margins initiatives for the future, as part of our efforts to reach operational and commercial excellence.

We will continue to strengthen our operations to ensure the preference of our brands, quality of our products and market position, with special focus on beer and non-alcoholic categories. Always improving the efficiency of our operational processes, while structuring ourselves in a way that allows us to operate our regional strategy with the highest added value in all our geographies in which we participate. In sum, fourth quarter and full year 2014, allowed us to progress in the sustainability of our business, which we expect will lead to profitable growth of our business in the future.

5 Compensations received for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA: Compañía Industrial Cervecera S.A. subsidiary of CCU S.A.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 18

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4’14

Increased 6.1% to CLP 395,649 million as a result of 4.4% higher average prices and 1.6% higher consolidated volumes. All Operating segments contributed to this Net sales growth: Chile with 5.4% growth, Río de la Plata with 8.7% increase and Wine with 10.5% increase.

On organic basis, Net sales increased 3.4% as a result of 3.9% increase in average prices, partially offset by 0.5% lower organic Volumes. The Chile Operating segment contributed to this growth with 5.4% Net sales increase, as average prices increased 4.8% coupled with 0.5% higher Volumes. The Wine Operating segment contributed with a 10.5% Net sales increase, as average prices increased 8.8%, coupled with 1.5% higher Volumes. This was partially offset by Río de la Plata Operating segment with a 1.2% decrease in Net sales, as organic Volumes decreased 3.5%, not fully compensated by a 2.4% increase in organic average prices measured in CLP terms.

2014	Accumulated Net sales increased 8.4% to CLP 1,297,966 million as a result of 4.5% higher Volumes coupled with 3.8% increase in average prices. On organic basis, accumulated Net sales increased 5.9% to CLP 1,267,774 million as a result of 2.4% higher Volumes coupled with 3.4% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q4'14	Mix	Q4'13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	247,414	62.5%	234,833	63.0%	5.4	5.4
2. Río de la Plata Operating segment	110,066	27.8%	101,218	27.1%	8.7	(1.2)
3. Wine Operating segment	42,469	10.7%	38,447	10.3%	10.5	10.5
4. Other/Eliminations	(4,299)	(1.1)%	(1,533)	(0.4)%	N/A	N/A
TOTAL	395,649	100.0%	372,966	100.0%	6.1	3.4

	Net sales (million CLP)
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	830,341	64.0%	765,196	63.9%	8.5	8.5
2. Río de la Plata Operating segment	299,668	23.1%	282,435	23.6%	6.1	(4.6)
3. Wine Operating segment	172,349	13.3%	152,255	12.7%	13.2	13.2
4. Other/Eliminations	(4,391)	(0.3)%	(2,660)	(0.2)%	N/A	N/A
TOTAL	1,297,966	100.0%	1,197,227	100.0%	8.4	5.9

GROSS PROFIT

Q4’14	Increased 2.1% to CLP 219,649 million as a result of 6.1% higher Net sales, partially offset by 11.6% higher Cost of sales, which, as a percentage of Net sales, increased from 42.3% to 44.5% due to the local currencies devaluation against the US dollar with a negative effect in the US dollar denominated raw materials. As a consequence, Gross profit as a percentage of Net sales decreased from 57.7% to 55.5%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 18

PRESS RELEASE

On organic basis, Gross profit increased 0.3% to CLP 215,731 million as a result of 3.4% higher Net sales, partially offset by 7.7% higher Cost of sales. Organic Gross profit, as a percentage of Net sales, decreased from 57.7% to 55.9%.

2014	Increased 5.0% to CLP 693,429 million and, as a percentage of Net sales, decreased from 55.2% to 53.4%. On organic basis, Gross profit increased 3.4% to CLP 682,805 million and, as a percentage of Net sales, decreased from 55.2% to 53.9%.

Normalized EBIT

Q4’14

Decreased 17.8% to CLP 63,069 million and the Normalized EBIT margin decreased 463 bps to 15.9%, mainly explained by 11.6% higher Cost of sales, as local currencies devaluated in all our Operating segments, and MSD&A increased 11.2% mainly due to higher marketing expenses, as we kept investing in brands.

On organic basis, Normalized EBIT decreased 19.5% to CLP 61,755 million, and the Normalized organic EBIT margin decreased from 20.6% to 16.0%.

2014	Normalized EBIT decreased 5.1% to CLP 181,548 million and Normalized EBIT margin decreased from 16.0% to 14.0%. On organic basis, Normalized EBIT decreased 5.8% to CLP 180,254 million and the Normalized organic EBIT margin decreased from 16.0% to 14.2%.

Normalized EBIT and Normalized EBIT margin by segment

	Normalized EBIT (million CLP)						Normalized EBIT margin
	Q4'14	Mix	Q4'13	Mix	Total Change%	Organic Change%	Q4'14	Q4'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	44,980	71.3%	47,849	62.4%	(6.0)	(6.0)	18.2%	20.4%	(220)	(220)
2. Río de la Plata Operating segment	13,549	21.5%	21,532	28.1%	(37.1)	(43.2)	12.3%	21.3%	(896)	(904)
3. Wine Operating segment	4,950	7.8%	4,128	5.4%	19.9	19.9	11.7%	10.7%	92	92
4. Other/Eliminations	(410)	(0.7)%	3,200	4.2%	(112.8)	(112.8)	-	-	-	-
TOTAL	63,069	100.0%	76,710	100.0%	(17.8)	(19.5)	15.9%	20.6%	(463)	(455)

	Normalized EBIT (million CLP)						Normalized EBIT margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	129,740	71.5%	148,148	77.5%	(12.4)	(12.4)	15.6%	19.4%	(374)	(374)
2. Río de la Plata Operating segment	29,367	16.2%	27,237	14.2%	7.8	3.1	9.8%	9.6%	16	77
3. Wine Operating segment	24,780	13.6%	13,189	6.9%	87.9	87.9	14.4%	8.7%	572	572
4. Other/Eliminations	(2,339)	(1.3)%	2,682	1.4%	(187.2)	(187.2)	-	-	-	-
TOTAL	181,548	100.0%	191,255	100.0%	(5.1)	(5.8)	14.0%	16.0%	(199)	(176)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 18

PRESS RELEASE

Normalized EBITDA

Q4’14	Decreased 12.4% to CLP 81,931 million and Normalized EBITDA margin decreased from 25.1% to 20.7%. On organic basis, Normalized EBITDA decreased 14.3% to CLP 80,179 million and the Normalized organic EBITDA margin decreased from 25.1% to 20.8%.

2014

Decreased 2.1% to CLP 250,155 million and Normalized EBITDA margin decreased from 21.3% to 19.3%. On organic basis, Normalized EBITDA decreased 3.3% to CLP 247,175 million and organic Normalized EBITDA margin decreased from 21.3% to 19.5%.

Normalized EBITDA and Normalized EBITDA margin by segment

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
	Q4'14	Mix	Q4'13	Mix	Total Change%	Organic Change%	Q4'14	Q4'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	55,569	67.8%	57,851	61.8%	(3.9)	(3.9)	22.5%	24.6%	(218)	(218)
2. Río de la Plata Operating segment	16,686	20.4%	23,817	25.5%	(29.9)	(37.3)	15.2%	23.5%	(837)	(860)
3. Wine Operating segment	6,866	8.4%	6,239	6.7%	10.0	10.0	16.2%	16.2%	(6)	(6)
4. Other/Eliminations	2,810	3.4%	5,651	6.0%	(50.3)	(50.3)	-	-	-	-
TOTAL	81,931	100.0%	93,559	100.0%	(12.4)	(14.3)	20.7%	25.1%	(438)	(429)

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	168,573	67.4%	185,682	72.7%	(9.2)	(9.2)	20.3%	24.3%	(396)	(396)
2. Río de la Plata Operating segment (1)	40,561	16.2%	37,194	14.6%	9.1	1.0	13.5%	13.2%	37	78
3. Wine Operating segment	31,896	12.8%	20,428	8.0%	56.1	56.1	18.5%	13.4%	509	509
4. Other/Eliminations	9,126	3.6%	12,198	4.8%	(25.2)	(25.2)	-	-	-	-
TOTAL	250,155	100.0%	255,502	100.0%	(2.1)	(3.3)	19.3%	21.3%	(207)	(184)

(1) Includes the effect of CLP 18,882 million at EBITDA level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

NON-OPERATING RESULT

Q4’14

Increased CLP 804 million from a loss of CLP 6,713 million to a loss of CLP 5,909 million mainly explained by:

• Foreign currency exchange differences and Other gains/(losses) which increased CLP 4,159 million mainly explained by lower Foreign currency exchange differences in the Q4’14 period compared to the Q4’13 period as the currencies devaluated less in the current period.

Partially offset by

• Net financial expenses which increased CLP 2,431 million from a loss of CLP 2,953 million to a loss of CLP 5,384 million, mainly due to lower amount of Cash and Cash equivalent, partially compensated by lower financial debt.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 18

PRESS RELEASE

• Results as per adjustment units which decreased CLP 592 million from a loss of CLP 751 million to a loss of CLP 1,343 million, mainly explained by a higher increase of the UF within Q4’14 compared to Q4’13 periods.

2014	Increased CLP 7,904 million from a loss of CLP 20,656 million to a loss of CLP 12,752 million, mostly due to lower Net financial expenses, and lower Foreign currency exchange differences and higher Other gains, partially offset by lower Results as per adjustment units, and lower Equity and Income of JVs and associates

INCOME TAXES

Q4’14	Decreased CLP 6,855 million, mainly due to lower results in the Río de la Plata and Chile Operating segments.

2014

Decreased CLP 2,426 million mostly explained by price-level restatements of the tax equity due to adjustments for inflation.

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system. The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”.

The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No.20,780 and according to the Circular Letter N°856 (“Oficio Circular” N°856) of the Chilean Superintendence of Securities and Insurance ("SVS"), has been accounted against Equity, under Retained earnings. As of September 30, 2014, the total effect registered against the Company’s equity amounted to CLP 14,395 million and CLP 126 million in the Consolidated Statement of Income.

The effect of applying the new rate of 21%, applicable to count from January 1st, 2014, generated a higher charge to results of CLP 1,359 million.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q4’14	Decreased 12.3% to CLP 40,600 million mostly explained by a lower result partially compensated by lower Income taxes.

2014	Decreased 2.8% to CLP 119,557 million mostly explained by lower results partially compensated by lower Income taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 18

PRESS RELEASE

ORGANIC GROWTH

The following schedule details the effect of the consolidation of the Paraguayan operation acquisition in December 2013. For better insight, Proforma refers to consolidated results as reported for the year.

FOURTH QUARTER	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	6,839	6,728	141	6,697	6,728	1.6	(0.5)
Net sales	395,649	372,966	10,042	385,607	372,966	6.1	3.4
Net sales (CLP/HL)	57,856	55,436	70,976	57,579	55,436	4.4	3.9
Cost of sales	(176,000)	(157,775)	(6,124)	(169,876)	(157,775)	11.6	7.7
% of net sales	44.5	42.3	61.0	44.1	42.3
Gross profit	219,649	215,191	3,918	215,731	215,191	2.1	0.3
% of net sales	55.5	57.7	39.0	55.9	57.7
MSD&A	(157,283)	(141,446)	(2,616)	(154,667)	(141,446)	11.2	9.3
% of net sales	39.8	37.9	26.1	40.1	37.9
Other operating income/(expenses)	703	2,965	11	692	2,965	(76.3)	(76.7)
Normalized EBIT	63,069	76,710	1,313	61,755	76,710	(17.8)	(19.5)
Normalized EBIT margin	15.9	20.6	13.1	16.0	20.6
Normalized EBITDA	81,931	93,559	1,753	80,179	93,559	(12.4)	(14.3)
Normalized EBITDA margin	20.7	25.1	17.5	20.8	4,647.7
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

YTD AS OF DECEMBER	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	22,895	21,916	456	22,439	21,916	4.5	2.4
Net sales	1,297,966	1,197,227	30,192	1,267,774	1,197,227	8.4	5.9
Net sales (CLP/HL)	56,692	54,629	66,144	56,499	54,629	3.8	3.4
Cost of sales	(604,537)	(536,697)	(19,567)	(584,969)	(536,697)	12.6	9.0
% of net sales	46.6	44.8	64.8	46.1	44.8
Gross profit	693,429	660,530	10,625	682,805	660,530	5.0	3.4
% of net sales	53.4	55.2	35.2	53.9	55.2
MSD&A	(535,603)	(473,524)	(9,306)	(526,297)	(473,524)	13.1	11.1
% of net sales	41.3	39.6	30.8	41.5	39.6
Other operating income/(expenses)	23,721	4,249	(25)	23,746	4,249	N/A	N/A
Normalized EBIT	181,548	191,255	1,294	180,254	191,255	(5.1)	(5.8)
Normalized EBIT margin	14.0	16.0	4.3	-14.2	-16.0
Normalized EBITDA	250,155	255,502	2,980	247,175	255,502	(2.1)	(3.3)
Normalized EBITDA margin	19.3	21.3	9.9	19.5	21.3
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 18

PRESS RELEASE

EXCEPTIONAL ITEMS (EI)

During 2014 CCU recorded at an EBIT level the effect of CLP 1,627 million as Exceptional items associated with several restructuring processes across Operating segments.

The following schedules show the EBIT/EBITDA, both after Exceptional items:

	EBIT (million CLP)						EBIT margin
	Q4'14	Mix	Q4'13	Mix	Total Change%	Organic Change%	Q4'14	Q4'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	44,980	73.2%	47,068	63.8%	(4.4)	(4.4)	18.2%	20.0%	(186)	(220)
2. Río de la Plata Operating segment	12,335	20.1%	20,989	28.5%	(41.2)	(47.5)	11.2%	20.7%	(953)	(904)
3. Wine Operating segment	4,950	8.1%	3,853	5.2%	28.5	28.5	11.7%	10.0%	163	163
4. Other/Eliminations	(823)	(1.3)%	1,810	2.5%	(145.5)	(145.5)	-	-	-	-
TOTAL	61,441	100.0%	73,720	100.0%	(16.7)	(18.4)	15.5%	19.8%	(424)	(455)

	EBITDA (million CLP)						EBITDA margin
	Q4'14	Mix	Q4'13	Mix	Total Change%	Organic Change%	Q4'14	Q4'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	55,569	69.2%	57,071	63.0%	(2.6)	(2.6)	22.5%	24.3%	(184)	(184)
2. Río de la Plata Operating segment	15,472	19.3%	23,274	25.7%	(33.5)	(41.1)	14.1%	23.0%	(894)	(928)
3. Wine Operating segment	6,866	8.5%	5,963	6.6%	15.1	15.1	16.2%	15.5%	66	66
4. Other/Eliminations	2,397	3.0%	4,261	4.7%	(43.7)	(43.7)	-	-	-	-
TOTAL	80,304	100.0%	90,569	100.0%	(11.3)	(13.3)	20.3%	24.3%	(399)	(391)

	EBIT (million CLP)						EBIT margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	129,740	72.1%	147,367	78.3%	(12.0)	(12.0)	15.6%	19.3%	(363)	(374)
2. Río de la Plata Operating segment	28,152	15.6%	26,693	14.2%	5.5	0.6	9.4%	9.5%	(6)	52
3. Wine Operating segment	24,780	13.8%	12,913	6.9%	91.9	91.9	14.4%	8.5%	590	590
4. Other/Eliminations	(2,752)	(1.5)%	1,292	0.7%	313.0	(313.0)	-	-	-	-
TOTAL	179,920	100.0%	188,266	100.0%	(4.4)	(5.1)	13.9%	15.7%	(186)	(164)

	EBITDA (million CLP)						EBITDA margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	168,573	67.8%	184,902	73.2%	(8.8)	(8.8)	20.3%	24.2%	(386)	(386)
2. Río de la Plata Operating segment (1)	39,347	15.8%	36,651	14.5%	7.4	(0.8)	13.1%	13.0%	15	52
3. Wine Operating segment	31,896	12.8%	20,152	8.0%	58.3	58.3	18.5%	13.2%	527	527
4. Other/Eliminations	8,713	3.5%	10,808	4.3%	(19.4)	(19.4)	-	-	-	-
TOTAL	248,528	100.0%	252,512	100.0%	(1.6)	(2.8)	19.1%	21.1%	(194)	(172)

(1) Includes the effect of CLP 18,882 million at EBITDA level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 18

PRESS RELEASE

FORTH QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

1. CHILE

Net sales increased 5.4% to CLP 247,414 million as a result of 4.8% higher average prices coupled with 0.5% higher sales Volumes.

Normalized EBIT decreased 6.0% to CLP 44,980 million due to 7.8% higher MSD&A expenses and 7.7% higher Cost of sales, partially compensated by 5.4% higher Net sales. As a percentage of Net sales, Cost of sales increased from 44.0% to 45.0%, as the local currency devaluated 16% on average against the USD in the same quarter of last year. MSD&A, as a percentage of Net sales, increased from 36.0% to 36.8%, mainly due to higher marketing expenses. The Normalized EBIT margin decreased from 20.4% to 18.2%.

Normalized EBITDA decreased 3.9% to CLP 55,569 million and the Normalized EBITDA margin decreased from 24.6% to 22.5%.

Comments: The Chile Operating segment showed 5.4% Net sales growth, in spite of weaker private consumption in Chile –with an estimated IMACEC6 for the quarter of 1.8%- and the Chilean tax reform becoming effective on October 1st. Still, we increased marketing expenses, consistent with our long term strategy for developing strong brands.

We continued in the right path with our strategy to build strong portfolios through high quality products, innovation and brands, with highlights on the effective introduction of Sol beer. In the Non-alcoholic categories, we launched several brand extensions, such as Kem Xtreme sugar free, new flavors of Watt’s nectar and Lipton Ice Tea amongst others, and executed value added promotions for returnable packaging in our carbonated soft drinks offering. Finally, in Spirits, besides new packaging and value added promotions for several SKUs, we launched Campanario Blanco.

6 IMACEC = Indice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile’s Central Bank.

Estimate based on market consensus.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 18

PRESS RELEASE

2. RÍO DE LA PLATA

Net sales, measured in Chilean pesos, increased 8.7% to CLP 110,066 million as a result of 4.9% higher sales Volume and 3.7% increase in average prices. Organically, Net sales decreased 1.2% as a result of 3.5% lower sales Volumes partially compensated by 2.4% higher average prices measured in CLP terms.

Normalized EBIT measured in Chilean pesos, decreased to CLP 13,549 million as a result of 24.7% higher Cost of sales and 18.3% higher MSD&A expenses, partially compensated by 8.7% higher Net sales. The Normalized EBIT margin decreased from 21.3% to 12.3%. Organically, the Normalized organic EBIT margin decreased from 21.3% to 12.2%.

Normalized EBITDA, measured in Chilean pesos, decreased 29.9% to CLP 16,686 million and the Normalized EBITDA margin decreased from 23.5% to 15.2%. Organically, the Normalized EBITDA decreased 37.3% and the Normalized organic EBITDA margin decreased from 23.5% to 14.9%.

Comments: The Río de la Plata Operating segment continues to face tough macroeconomic conditions particularly in Argentina: high devaluation of the local currency against Q4’13, slowdown of private consumption, high inflation, and restrictions for pricing actions and imports. Organic Volumes decrease was mainly driven by the slowdown of Uruguay and Argentina consumption.

Continuing with the innovation strategy, we must highlight the introduction of one way packaging in relevant brands in our Argentine beer portfolio. Furthermore, the integration of the Paraguay operation keeps showing top line growth, highlighting the introduction of Watts Light and the introduction of Kunstmann beer brand.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 18

PRESS RELEASE

3. WINE

Net sales increased 10.5% to CLP 42,469 million due to 8.8% higher average price, coupled with 1.5% higher sales Volumes7.

Normalized EBIT increased 19.9% to CLP 4,950 million mainly due to higher average prices, positively affected by the devaluation of the Chilean peso. Cost of sales increased 11.6% mainly due to higher cost of wine partially offset by cost reduction initiatives, while MSD&A expenses increased 6.7% mainly due to higher marketing expenses, aligned with our brand building strategy. Normalized EBIT margin increased from 10.7% to 11.7%.

Normalized EBITDA increased 10.0% to CLP 6,866 million and the Normalized EBITDA margin remains flat in 16.2%.

Comments: Fourth quarter Wine Operating segment Net sales results are explained by: a) the good performance in the export market, mainly driven by Asia and Latin America, and b) in the domestic market, we consolidated our leading position in value market share terms.

During November we began with an operational expansion plan, which contemplates to nearly double the current production capacity of the Molina Plant, with infrastructure and technology that will will help to drive our future opportunities.

2014 was a very positive year for our Wine Operating segment including top line growth of 13.2%, explained not only by currency devaluation but explained by volume growth and mix improvement. As a consequence, Normalized EBITDA grew 56.1% reaching CLP 31,896 million. In addition to these excellent results, our subsidiary Viña San Pedro Tarapaca was awarded as the “Winery of the Year 2014” by Wines of Chile. This recognition responds to our performance and important progress such as our enologic excellence and the solid commitment with sustainability in our operations.

7 Excludes bulk wine

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 18

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

 ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

  Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.
  Río de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.
  Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.
  Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 18

PRESS RELEASE

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS.

Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 18

PRESS RELEASE

Exhibit 1: Income Statement (Fourth Quarter 2014)
Fourth Quarter	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	395,649	372,966	661.3	623.4	6.1	3.4
Cost of sales	(176,000)	(157,775)	(294.2)	(263.7)	11.6	7.7
% of net sales	44.5	42.3	44.5	42.3	-	-
Gross profit	219,649	215,191	367.1	359.7	2.1	0.3
MSD&A	(157,283)	(141,446)	(262.9)	(236.4)	11.2	9.3
% of net sales	39.8	37.9	0.1	0.1	-	-
Other operating income/(expenses)	703	2,965	1.2	5.0	(76.3)	(76.7)
Normalized EBIT	63,069	76,710	105.4	128.2	(17.8)	(19.5)
Normalized EBIT margin	16	21	15.9	20.6	-	-
Exceptional items	(1,627)	(2,989)	(2.7)	(5.0)	-	-
EBIT	61,441	73,720	102.7	123.2	(16.7)	(18.4)
EBIT margin	15.5	19.8	15.5	19.8	-	-
Net financial expenses	(5,384)	(2,953)	(9.0)	(4.9)	82.3	82.7
Equity and income of JVs and associated	(184)	148	(0.3)	0.2	N/A	N/A
Foreign currency exchange differences	961	(3,026)	1.6	(5.1)	(131.8)	(129.3)
Results as per adjustment units	(1,343)	(751)	(2.2)	(1.3)	78.8	78.8
Other gains/(losses)	42	(130)	0.1	(0.2)	(132.1)	(331.0)
Total Non-operating result	(5,909)	(6,713)	(9.9)	(11.2)	(12.0)	(18.5)
Income/(loss) before taxes	55,533	67,008	92.8	112.0	(17.1)	(18.4)
Income taxes	(10,032)	(16,886)	(16.8)	(28.2)	(40.6)	(41.4)
Net income for the year	45,501	50,121	76.0	83.8	(9.2)	(10.7)

Normalized net income attributable to:
The equity holders of the parent	41,798	48,606	69.9	81.2	(14.0)	(18.0)

Net income attributable to:
The equity holders of the parent	40,600	46,292	67.9	77.4	(12.3)	(13.9)
Non-controlling interest	4,901	3,829	8.2	6.4	28.0	28.0

Normalized EBITDA	81,931	93,559	136.9	156.4	(12.4)	(14.3)
Normalized EBITDA margin	20.7	25.1	20.7	25.1	-	-
EBITDA	80,304	90,569	134.2	151.4	(11.3)	(14.3)
EBITDA margin	20.3	24.3	20.3	24.3	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	322,964,121	369,502,872	322,964,121
Shares per ADR	2	2	2	2

Normalized Earnings per share	113.1	150.5	0.2	0.3	(24.8)	(28.3)
Earnings per share	109.9	143.3	0.18	0.24	(23.3)	(28.3)
Normalized Earnings per ADR	226.2	301.0	0.38	0.50	(24.8)	(28.3)
Earnings per ADR	219.8	286.7	0.37	0.48	(23.3)	(28.3)

Depreciation	18,863	16,849	31.5	28.2	12.0	9.3
Capital Expenditures	52,291	33,362	87.4	55.8	56.7
(1) Average Exchange rate for the period: US$1.00 = CLP 598,32
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 18

PRESS RELEASE

Exhibit 2: Income Statement (Twelve months ended on December 31, 2014)
YTD AS OF DECEMBER	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	1,297,966	1,197,227	2,276.5	2,099.8	8.4	5.9
Cost of sales	(604,537)	(536,697)	(1,060.3)	(941.3)	12.6	9.0
% of net sales	46.6	44.8	0.1	0.1	-	-
Gross profit	693,429	660,530	1,216.2	1,158.5	5.0	3.4
MSD&A	(535,603)	(473,524)	(939.4)	(830.5)	13.1	11.1
% of net sales	41.3	39.6	0.1	0.1	-	-
Other operating income/(expenses)	23,721	4,249	41.6	7.5	N/A	N/A
Normalized EBIT	181,548	191,255	318.4	335.4	(5.1)	(5.8)
Normalized EBIT margin	14.0	16.0	0.0	0.0	-	-
Exceptional items	(1,627)	(2,989)	(2.9)	(5.2)	-	-
EBIT	179,920	188,266	315.6	330.2	(4.4)	(5.1)
EBIT margin	13.9	15.7	0.0	0.0	-	-
Net financial expenses	(10,821)	(15,830)	(19.0)	(27.8)	(31.6)	(31.2)
Equity and income of JVs and associated	(1,196)	309	(2.1)	0.5	N/A	N/A
Foreign currency exchange differences	(613)	(4,292)	(1.1)	(7.5)	85.7	82.3
Results as per adjustment units	(4,159)	(1,802)	(7.3)	(3.2)	130.8	130.8
Other gains/(losses)	4,037	959	7.1	1.7	321.0	352.8
Total Non-operating result	(12,752)	(20,656)	(22.4)	(36.2)	(38.3)	(43.6)
Income/(loss) before taxes	167,168	167,609	293.2	294.0	(0.3)	(0.4)
Income taxes	(32,279)	(34,705)	(56.6)	(60.9)	(7.0)	(7.5)
Net income for the year	134,889	132,905	236.6	233.1	1.5	1.5

Normalized net income attributable to:
The equity holders of the parent	120,755	125,350	211.8	219.9	(3.7)	(4.6)

Net income attributable to:
The equity holders of the parent	119,557	123,036	209.7	215.8	(2.8)	(2.8)
Non-controlling interest	15,332	9,869	26.9	17.3	55.4	55.4

Normalized EBITDA	250,155	255,502	438.8	448.1	(2.1)	(3.3)
Normalized EBITDA margin	19.3	21.3	19.3	21.3	-	-
EBITDA	248,528	252,512	435.9	442.9	(1.6)	(2.8)
EBITDA margin	19.1	21.1	19.1	21.1	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	320,006,296	369,502,872	320,006,296
Shares per ADR	2	2	2	2

Normalized Earnings per share	326.8	391.7	0.6	0.7	(16.6)	(17.4)
Earnings per share	323.6	384.5	0.6	0.7	(15.8)	(17.4)
Normalized Earnings per ADR	653.6	783.4	1.1	1.4	(16.6)	(17.4)
Earnings per ADR	647.1	769.0	1.1	1.3	(15.8)	(17.4)

Depreciation	68,608	64,246	120.3	112.7	6.8	4.2
Capital Expenditures	230,080	124,559	403.5	218.5	84.7
(1) Average Exchange rate for the period: US$1.00 = CLP 570,15
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 18

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2014)
	1. Chile Operating segment (2)				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	4,766	4,742	0.5	0.5	1,765	1,683	4.9	(3.5)	308	303	1.5	1.5
Net sales	247,414	234,833	5.4	5.4	110,066	101,218	8.7	(1.2)	42,469	38,447	10.5	10.5
Net sales (CLP/HL)	51,917	49,526	4.8	4.8	62,360	60,147	3.7	2.4	137,913	126,707	8.8	8.8
Cost of sales	(111,262)	(103,320)	7.7	7.7	(46,692)	(37,450)	24.7	8.3	(24,096)	(21,584)	11.6	11.6
% of net sales	45.0	44.0			42.4	37.0			56.7	56.1
Gross profit	136,152	131,513	3.5	3.5	63,374	63,768	(0.6)	(6.8)	18,372	16,863	8.9	8.9
% of net sales	55.0	56.0			57.6	63.0			43.3	43.9
MSD&A	(91,172)	(84,567)	7.8	7.8	(50,408)	(42,614)	18.3	12.2	(13,427)	(12,585)	6.7	6.7
% of net sales	36.8	36.0			45.8	42.1			31.6	32.7
Other operating income/(expenses)	0	902	100.0	100.0	584	378	54.3	51.3	4	(150)	(102.7)	(102.7)
Normalized EBIT	44,980	47,849	(6.0)	(6.0)	13,549	21,532	(37.1)	(43.2)	4,950	4,128	19.9	19.9
Normalized EBIT margin	18.2	20.4			12.3	21.3			11.7	10.7
Exceptional items		(780)	(100.0)	(100.0)	(1,215)	(543)	123.6	123.6		(276)	(100.0)	(100.0)
EBIT	44,980	47,068	(4.4)	(4.4)	12,335	20,989	(41.2)	(47.5)	4,950	3,853	28.5	28.5
EBIT Margin	18.2	20.0			11.2	20.7			11.7	10.0
Normalized EBITDA	55,569	57,851	(3.9)	(3.9)	16,686	23,817	(29.9)	(37.3)	6,866	6,239	10.0	10.0
Normalized EBITDA margin	22.5	24.6			15.2	23.5			16.2	16.2
EBITDA	55,569	57,071	(2.6)	(2.6)	15,472	23,274	(33.5)	(41.1)	6,866	5,963	15.1	15.1
EBITDA Margin	22.5	24.3			14.1	23.0			16.2	15.5

	4. Other/eliminations (2)				Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					6,839	6,728	1.6	(0.5)
Net sales	(4,299)	(1,533)	N/A	N/A	395,649	372,966	6.1	3.4
Net sales (CLP/HL)					57,856	55,436	4.4	3.9
Cost of sales	6,050	4,579	32.1	32.1	(176,000)	(157,775)	11.6	7.7
% of net sales					44.5	42.3
Gross profit	1,751	3,046	(42.5)	(42.5)	219,649	215,191	2.1	0.3
% of net sales					55.5	57.7
MSD&A	(2,276)	(1,680)	35.5	35.5	(157,283)	(141,446)	11.2	9.3
% of net sales					39.8	37.9
Other operating income/(expenses)	115	1,835	N/A	N/A	703	2,965	(76.3)	(76.7)
Normalized EBIT	(410)	3,200	(112.8)	(112.8)	63,069	76,710	(17.8)	(19.5)
Normalized EBIT margin					15.9	20.6
Exceptional items	(413)	(1,390)	(70.3)	(70.3)	(1,627)	(2,989)	(45.6)	(45.6)
EBIT	(823)	1,810	(145.5)	(145.5)	61,441	73,720	(16.7)	(18.4)
EBIT Margin	-	-	-	-	15.5	19.8
Normalized EBITDA	2,810	5,651	(50.3)	(50.3)	81,931	93,559	(12.4)	(14.3)
Normalized EBITDA margin					20.7	25.1
EBITDA	2,397	4,261	(43.7)	(43.7)	80,304	90,569	(11.3)	(13.3)
EBITDA Margin	-	-	-	-	20.3	24.3

(1) Organic excludes Paraguay's results from the Quarter as reported
(2) Considers adjustments to eliminations from the Chile Operating segment which were included in the Other / Eliminations Operating segment

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
YTD AS OF DECEMBER
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	16,214	15,570	4.1	4.1	5,375	5,071	6.0	(3.0)	1,306	1,274	2.5	2.5
Net sales	830,341	765,196	8.5	8.5	299,668	282,435	6.1	(4.6)	172,349	152,255	13.2	13.2
Net sales (CLP/HL)	51,212	49,145	4.2	4.2	55,752	59,090	(5.6)	(7.3)	131,932	119,495	10.4	10.4
Cost of sales	(383,559)	(343,230)	11.7	11.7	(136,175)	(113,265)	20.2	3.0	(97,524)	(92,864)	5.0	5.0
% of net sales	46.2	44.9			45.4	40.1			56.6	61.0
Gross profit	446,783	421,965	5.9	5.9	163,493	169,171	(3.4)	(9.6)	74,825	59,391	26.0	26.0
% of net sales	53.8	55.1			54.6	59.9			43.4	39.0
MSD&A	(317,765)	(275,203)	15.5	15.5	(154,300)	(142,972)	7.9	1.4	(50,284)	(46,036)	9.2	9.2
% of net sales	38.3	36.0			51.5	50.6			29.2	30.2
Other operating income/(expenses)	722	1,385	(47.8)	(47.8)	20,174	1,038	N/A	N/A	239	(166)	N/A	N/A
Normalized EBIT	129,740	148,148	(12.4)	(12.4)	29,367	27,237	7.8	3.1	24,780	13,189	87.9	87.9
Normalized EBIT margin	15.6	19.4			9.8	9.6			14.4	8.7
Exceptional items	0	(780)	(100.0)	(100.0)	(1,215)	(543)	123.6	123.6	0	(276)	(100.0)	(100.0)
EBIT	129,740	147,367	(12.0)	(12.0)	28,152	26,693	5.5	0.6	24,780	12,913	91.9	91.9
EBIT margin	15.6	19.3			9.4	9.5			14.4	8.5
Normalized EBITDA	168,573	185,682	(9.2)	(9.2)	40,561	37,194	9.1	1.0	31,896	20,428	56.1	56.1
Normalized EBITDA margin	20.3	24.3			13.5	13.2			18.5	13.4
EBITDA	168,573	184,902	(8.8)	(8.8)	39,347	36,651	7.4	(0.8)	31,896	20,152	58.3	58.3
EBITDA margin	20.3	24.2			13.1	13.0			18.5	13.2

	4. Other/eliminations				Total
YTD AS OF DECEMBER
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					22,895	21,916	4.5	2.4
Net sales	(4,391)	(2,660)	N/A	N/A	1,297,966	1,197,227	8.4	5.9
Net sales (CLP/HL)					56,692	54,629	3.8	3.4
Cost of sales	12,720	12,663	0.5	0.5	(604,537)	(536,697)	12.6	9.0
% of net sales					46.6	44.8
Gross profit	8,329	10,003	(16.7)	(16.7)	693,429	660,530	5.0	3.4
% of net sales					53.4	55.2
MSD&A	(13,254)	(9,313)	42.3	42.3	(535,603)	(473,524)	13.1	11.1
% of net sales					41.3	39.6
Other operating income/(expenses)	2,586	1,992	N/A	N/A	23,721	4,249	N/A	N/A
Normalized EBIT	(2,339)	2,682	(187.2)	(187.2)	181,548	191,255	(5.1)	(5.8)
Normalized EBIT margin					14.0	16.0
Exceptional items	(413)	(1,390)	(70.3)	(70.3)	(1,627)	(2,989)	(45.6)	(45.6)
EBIT	(2,752)	1,292	(313.0)	(313.0)	179,920	188,266	(4.4)	(5.1)
EBIT margin	-	-	-	-	13.9	15.7
Normalized EBITDA	9,126	12,198	(25.2)	(25.2)	250,155	255,502	(2.1)	(3.3)
Normalized EBITDA margin					19.3	21.3
EBITDA	8,713	10,808	(19.4)	(19.4)	248,528	252,512	(1.6)	(2.8)
EBITDA margin	-	-	-	-	19.1	21.1
(1) Organic excludes Paraguay's results from the YTD as reported

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31	December 31	December 31	Total Change%
	2014	2013	2014	2013
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	214,775	408,853	354	674	(47.5)
Other current assets	470,615	409,644	776	675	14.9
Total current assets	685,390	818,497	1,130	1,349	(16.3)

PP&E (net)	833,171	680,994	1,373	1,122	22.3
Other non current assets	250,339	228,229	413	376	9.7
Total non current assets	1,083,511	909,223	1,786	1,499	19.2
Total assets	1,768,901	1,727,720	2,915	2,847	2.4

LIABILITIES
Short term financial debt	65,318	120,488	108	199	(45.8)
Other liabilities	313,013	288,641	516	476	8.4
Total current liabilities	378,331	409,129	624	674	(7.5)

Long term financial debt	134,535	142,763	222	235	(5.8)
Other liabilities	107,535	91,584	177	151	17.4
Total non current liabilities	242,070	234,347	399	386	3.3
Total Liabilities	620,401	643,476	1,022	1,061	(3.6)

EQUITY
Paid-in capital	562,693	562,693	927	927	-
Other reserves	(75,051)	(65,882)	(124)	(109)	(13.9)
Retained earnings	537,945	491,864	887	811	9.4
Net equity attributable to parent company shareholders	1,025,588	988,676	1,690	1,629	3.7
Minority interest	122,912	95,568	203	158	28.6
Total equity	1,148,500	1,084,244	1,893	1,787	5.9
Total equity and liabilities	1,768,901	1,727,720	2,915	2,847	2.4

OTHER FINANCIAL INFORMATION

Total financial debt	199,853	263,251	329	434	(24.1)

Net Financial debt	(14,922)	(145,602)	(25)	(240)	(89.8)

Liquidity ratio	1.81	2.00
Financial Debt / Capitalization	0.15	0.20
Net Financial debt / EBITDA	(0.06)	(0.58)
(1) Exchange rate as of December 31, 2014: US$1.00 = CLP 606,75

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 4, 2015